Act: 1934
Section:
Rule: 12h-3(c)
Public
Availability: 4/AUGUST/2011

NO ACT

PC
7-27-11

August 4, 2011

Received SEC

AUG 04 2011

Washington, DC 20549



Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aeroflex Incorporated
Incoming letter dated July 27, 2011

Based on the facts presented, the Division will not object if the Registrants stop filing periodic and current reports under the Securities Exchange Act of 1934, including their annual reports on Form 10-K for the year ended June 30, 2011. We assume that, consistent with the representations made in your letter, the Registrants will file certifications on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of their Forms 10-K for the year ended June 30, 2011.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Raymond A. Be
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Mail Stop 4561

Jill T. Braunstein
Moomjian, Waite & Coleman, LLP
Attorneys at Law
100 Jericho Quadrangle, Suite 225
Jericho, New York 11753

Re: Aeroflex Incorporated

Dear Ms Braunstein:

In regard to your letter of July 27, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

MOOMJIAN, WAITE & COLEMAN, LLP
ATTORNEYS AT LAW
100 JERICHO QUADRANGLE
SUITE 225
JERICHO, NEW YORK 11753
(516) 937-5900
FAX (516) 937-5050
WWW.MWCLLP.COM

LONNIE COLEMAN
GARY T. MOOMJIAN
KEVIN W. WAITE

JILL T. BRAUNSTEIN
MICHELLE RAE PINZON
LISA DVOSKIN

OF COUNSEL
REBECCA NUNBERG
PETER PAPAGIANAKIS

July 27, 2011

Rule 12h-3 under the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

VIA E-MAIL TO CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re: Aeroflex Incorporated
File No. 333-169799

Ladies and Gentlemen:

We are writing on behalf of our client, Aeroflex Incorporated, a Delaware corporation (the "Company"), to request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs with the Company's view that the effectiveness of the Registration Statement on Form S-1 (File No. 333-169799) (as amended, the "2010 Form S-1") filed by the Company and the 100% owned subsidiaries of the Company listed in Annex I hereto (the "Subsidiary Guarantors" and, together with the Company, the "Registrants") pursuant to Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"), during the Company's fiscal year ended June 30, 2011 would not, under the circumstances described herein, preclude the Registrants from filing a Form 15 to suspend their reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reliance on Rule 12h-3 thereunder, including the suspension of the duty to file an Annual Report on Form 10-K for the fiscal year ended June 30, 2011 (the "2011 Form 10-K") on or prior to September 28, 2011. Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively, and the term "100% owned" has the meaning given to it in Rule 3-10(h) of Regulation S-X.

The Company has authorized us to make the statements set forth in this letter on behalf of the Company and the Subsidiary Guarantors.

I. Background

On January 21, 2009 (the "Initial Effectiveness Date"), a Registration Statement on Form S-4 (File No. 333-156061) (as amended, the "Form S-4") of the Registrants was declared effective pursuant to Section 8(a) of the Securities Act. The Form S-4 related to $225,000,000 aggregate principal amount of the Company's 11.75% Senior Notes due February 15, 2015 (the "Senior Notes") and the guarantees of the Senior Notes granted by the Subsidiary Guarantors (the "Guarantees"). The Senior Notes were issued in an exchange offer registered pursuant to the Form S-4 in exchange for notes originally offered and sold in private placements pursuant to Rule 144A and Regulation S under the Securities Act.

On February 11, 2009, a Registration Statement on Form S-1 (File No. 333-157075) (the "Initial Form S-1") of the Registrants, covering the Senior Notes, as well as the Guarantees, was declared effective pursuant to Section 8(a) of the Securities Act. The Initial Form S-1 was prepared and filed for use by Goldman Sachs & Co. and its affiliates in connection with the offer and sale of the Senior Notes in market-making transactions. In order to register additional Guarantees and annually update the Initial Form S-1 as required by Section 10(a)(3) of the Securities Act, the Registrants filed a Registration Statement on Form S-1 (File No. 333-162085) which was declared effective on October 6, 2009 (the "Additional Form S-1") and the 2010 Form S-1. The 2010 Form S-1 was declared effective pursuant to Section 8(a) of the Securities Act on November 15, 2010, thereby replacing the Initial Form S-1 and Additional Form S-1. As discussed below, because the 2010 Form S-1 was declared effective during the fiscal year ended June 30, 2011, the Registrants continue to be subject to the obligation under Section 15(d) to file the reports required by Section 13(a), including the requirement to file the 2011 Form 10-K on or prior to September 28, 2011.

By way of background, the Company's common stock was registered under Section 12(b) of the Exchange Act and listed for trading on The NASDAQ Stock Market ("NASDAQ") until August 15, 2007, when the Company was acquired by its parent company, Aeroflex Holding Corp. As a result of this acquisition, the Company became a private company. Accordingly, on August 15, 2007, a Form 25 was filed notifying the SEC that the Company's common stock was delisted from NASDAQ and, on August 16, 2007, the Company filed a Form 15 terminating its registration under Section 12(g) of the Exchange Act and suspending its Section 15(d) reporting obligations. The Company was not required to file its annual report on Form 10-K for fiscal year ended June 30, 2008.

As a result of the declaration of effectiveness of the Form S-4 on the Initial Effectiveness Date, the Company again became subject to the reporting obligations of Section 15(d) beginning in 2009 and, by way of each subsequently filed and effective registration statement on Form S-1, continued to be subject to the reporting obligations of Section 15(d) for each year since the Initial Effectiveness Date. The Subsidiary Guarantors, however, have been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof. In particular, the Company's financial statements filed with the Commission since the Initial Effectiveness Date included the financial information required by Rule 3-10(f)(4) of Regulation S-X.

Pursuant to tender offers which closed on December 7, 2010 and May 9, 2011, respectively, the Company repurchased $32,155,000 and $188,495,000 aggregate principal amount of its Senior Notes, representing $220,650,000 of the aggregate $225,000,000 principal amount of Senior Notes. On May 9, 2011, the Registrants also entered into a supplemental indenture (the "Supplemental Indenture") to the Indenture, dated as of August 7, 2008 (as amended, the "Indenture"), among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the "Trustee"), governing the Senior Notes, pursuant to which, among other things, any and all obligations of the Registrants under the Indenture and the Senior Notes to provide reports and other information to the Commission, the Trustee and the holders of the Senior Notes were eliminated.

On June 8, 2011 (the "Redemption Date"), the Company redeemed for cash the balance of the Senior Notes that then remained outstanding pursuant to an irrevocable notice of redemption provided on May 9, 2011, in accordance with the optional redemption provisions of the Indenture and the Senior Notes, and satisfied and discharged its remaining obligations under the Indenture. Accordingly, all of the Senior Notes and Guarantees have ceased to be outstanding and there are currently no holders of the Senior Notes or the Guarantees.

Following the redemption of all of the then outstanding Senior Notes (and the Guarantees thereof) on the Redemption Date, the Registrants do not have any other classes of securities that are registered or required to be registered under the Securities Act or the Exchange Act that would subject any of the Registrants to the reporting obligations of Section 15(d) or any other provision of the Exchange Act. The Company has no outstanding classes of securities other than its common stock, which is 100% owned by its direct parent company, Aeroflex Holding Corp. Each of the other Registrants has no outstanding classes of securities other than its common stock, which is 100% owned (directly or indirectly) by the Company. Accordingly, each of the Registrants does not have any classes of securities that are registered or required to be registered under Section 12 of the Exchange Act.

Subject to the Staff's concurrence with the request set forth in this letter, the Registrants will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) with respect to the Senior Notes and Guarantees in reliance on Rule 12h-3. The Registrants will file such Form 15 only after the relief sought by this letter has been obtained but no later than the September 28, 2011 due date for filing the 2011 Form 10-K (assuming that the relief sought by this letter has been obtained before such date). Once a Form 15 is filed with the Commission to suspend the Registrants' duty to file reports under Section 15(d), the Registrants will not do so on a voluntary basis.

II. Discussion

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities, if (A) the issuer has filed all reports required by Section 13(a) for the shorter of (1) its most recent three fiscal years and the portion of the current year preceding the date of filing a Form 15 and (2) the period since the issuer became subject to such reporting obligations and (B) the securities are held of record by fewer than 300 persons.

The Registrants qualify for suspension of their reporting obligations under Section 15(d) pursuant to Rule 12h-3 with respect to the Senior Notes and the Guarantees but for the provisions of paragraph (c) of Rule 12h-3, which would in effect require the Company to file the 2011 Form 10-K, as discussed below. Following the Redemption Date, there are no holders of either the Senior Notes or the Guarantees thereof and the Company has filed all reports required by Sections 13(a) and 15(d) for the periods since the Company became subject to such reporting obligations. The Subsidiary Guarantors have throughout such periods been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were each permitted to omit financial statements by Rule 3-10 of Regulation S-X in accordance with paragraph (f) thereof. In particular, the Company's financial statements filed with the Commission during such period included the financial information required by Rule 3-10(f)(4) of Regulation S-X. Therefore, the Registrants satisfy the requirements of Rule 12h-3 but for the application of the provisions of paragraph (c) thereof.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act. The effectiveness of the 2010 Form S-1 brings the Registrants within the scope of Rule 12h-3(c) with respect to the 2011 Form 10-K. The Registrants will file a Form 15 with the Commission to suspend their duty to file reports under Section 15(d) with respect to the Senior Notes and Guarantees in reliance on Rule 12h-3 only after the relief sought by this letter has been obtained, but no later than the September 28, 2011 due date for filing the 2011 Form 10-K (assuming that the relief sought by this letter has been obtained before such date).

We respectfully submit that the Registrants should be able to rely on Rule 12h-3 to suspend their duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (1) the Registrants meet the requirements of Rules 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to investors would not be undermined in granting the Registrants relief, (3) the benefits of reporting for the Registrants do not outweigh the burdens of making such filings, and (4) the Commission has recognized in a number of situations similar to the Registrants' that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issue presented in this letter is whether the effectiveness of the 2010 Form S-1 during the fiscal year ended June 30, 2011 should preclude the Registrants from utilizing Rule 12h-3.

The Registrants meet all requirements of Rules 12h-3(a) and (b) to suspend their duty under Section 15(d) to file reports required by Section 13(a). The Company has filed all reports required by Sections 13(a) and 15(d) for the periods since the Company became subject to such reporting obligations. The Subsidiary Guarantors have throughout such periods been eligible for, and have availed themselves of, the exemption from the duty to file reports under Section 15(d) that is provided by Rule 12h-5 because they were permitted to omit financial statements by Rule

3-10 of Regulation S-X in accordance with paragraph (f) thereof. In particular, the Company's financial statements filed with the Commission during such period included the financial information required by Rule 3-10(f)(4) of Regulation S-X. Thus, the Company advises the Staff that, as of the date of this letter, the Company and each of the Subsidiary Guarantors are current in their reporting obligations under the Exchange Act. The Company further represents that, as of the date that a Form 15 will be filed to suspend the reporting obligations of the Company and each of the Subsidiary Guarantors under Section 15(d) with respect to the Senior Notes and Guarantees in reliance on Rule 12h-3, the Company and each of the Subsidiary Guarantors will have filed with the Commission all reports required by Sections 13(a) and 15(d) before such date, except to the extent the Subsidiary Guarantors are exempt from filing such reports pursuant to Rule 12h-5. Moreover, following the Redemption Date, there are no holders of the Senior Notes or the Guarantees thereof.

Section 15(d)'s purpose of providing current information to purchasers would not be undermined by granting the Registrants relief. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). As noted above, there are no longer any holders of the Senior Notes or the Guarantees. Therefore, there are no holders of the Senior Notes or the Guarantees who would be protected by, or would in any way benefit from, the continued filing of periodic reports by any of the Registrants that would result from the application of Rule 12h-3(c).

Benefits of reporting do not outweigh the burdens of making such filings. In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases involving the redemption of an issuer's registered securities, the Staff has recognized that the benefits of reporting when there are or will be few or no holders of such securities do not outweigh the burdens of making such filings. See, e.g., *CPG International, Inc.* (available March 23, 2011); *Goodman Global Group, Inc.* (available December 14, 2010); *Comtech Telecommunications Corp.* (available August 27, 2009); *Media General Communications, Inc.* (available April 1, 1997); *Alamo Rent-A-Car, Inc.* (available February 4, 1997); and *Ferrellgas, Inc.* (available August 19, 1994). As noted above, there are no longer any holders of the Senior Notes or the Guarantees. Requiring the Company to continue its Section 15(d) reporting when there are no longer any holders of the Senior Notes does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on the Company due to the expense and dedication of management time that would be required to prepare the 2011 Form 10-K. We also note that, pursuant to the Supplemental Indenture, all obligations of the Registrants under the Indenture and the Senior Notes to provide reports and other information to the Commission, the Trustee and the holders of the Senior Notes have been eliminated.

Prior no action relief granted with respect to Rule 12h-3(c). The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. See e.g., *CPG International, Inc.* (available March 23, 2011) (Staff permits suspension of reporting where all notes have been repurchased or redeemed); *Goodman Global Group, Inc.* (available December 14, 2010) (Staff permits suspension of reporting where all notes have been redeemed); *Comtech Telecommunications Corp.* (available August 27, 2009) (Staff permits suspension of reporting by subsidiary guarantors where the guarantees have been terminated upon the conversion of all guaranteed notes into common stock); *Media General Communications, Inc.* (available April 1, 1997) (Staff permits suspension of reporting where all notes have been redeemed); *Alamo Rent-A-Car, Inc.* (available February 4, 1997) (Staff permits suspension of reporting where most notes have been repurchased and all remaining notes have been defeased); and *Ferrellgas, Inc.* (available August 19, 1994) (Staff permits suspension of reporting where all notes have been redeemed and all debentures have been repurchased). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) of the Securities Act in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d).

In addition, we note that while the Registrants do not fall within the scope of the two situations described by the Staff in the Staff Legal Bulletin No. 18 (CF) (March 15, 2010) (the "Legal Bulletin"), the Registrants otherwise satisfy the conditions set forth in the Legal Bulletin for an issuer to be exempted from the requirements to receive a no-action response from the Division of Corporation Finance before filing a Form 15 to suspend its Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed in further detail above, each of the Registrants (1) does not have a class of securities registered under Section 12, (2) complies with the requirements of Rules 12h-3(a) and 12h-3(b) and will file a Form 15, (3) has not filed any registration statements other than the Initial Form S-4, the Additional Form S-1 and the 2010 Form S-1 (including a post-effective amendment to the 2010 Form S-1 filed on June 21, 2011 to de-register Senior Notes not sold under this registration statement), and (4) as a result of the amendments effective by the Supplemental Indenture, will not otherwise be required pursuant to the Indenture or the Senior Notes to file Exchange Act reports with the Commission, the Trustee or the holders of the Senior Notes during the time period in which the Registrants seek to avail themselves of the suspension provided by Rule 12h-3.

III. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising us that the Staff concurs with the Company's view that the effectiveness of the 2010 Form S-1 pursuant to Section 8(a) of the Securities Act during fiscal year ended June 30, 2011 would not, under the circumstances described herein, preclude the Registrants from filing a Form 15 to suspend their reporting obligations under Section 15(d) with respect to the Senior Notes and the Guarantees in reliance on Rule 12h-3, including the suspension of the duty to file the 2011 Form 10-K on or prior to September 28, 2011. If and when relief is granted by the Staff with respect to the foregoing, the Registrants will file a Form 15 (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) on or before September 28, 2011, the date on which the 2011 Form 10-K is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of the Registrants to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss this matter with the Staff before any written response to this letter is issued.

If you require further information or have any questions feel free to call or email the undersigned at (516) 937-5900 or jbraunstein@mwcllp.com.

Very truly yours,



Jill T. Braunstein

cc: John Adamovich, Senior Vice President and Chief Financial Officer
Edward S. Wactlar, Senior Vice President and General Counsel
Charles Badlato, Vice President-Treasurer
Aeroflex Incorporated
Gary T. Moomjian, Esq.

ANNEX I

SUBSIDIARY GUARANTORS

Name	State of Incorporation
Aeroflex Colorado Springs, Inc.	Delaware
Aeroflex Systems Group, Inc. (formerly Aeroflex High Speed Test Solutions, Inc.)	Delaware
Aeroflex/Inmet, Inc.	Michigan
Aeoflex Control Components, Inc. (formerly Aeroflex/KDI, Inc.)	Michigan
Aeroflex/Metelics, Inc.	California
Aeroflex Microelectronic Solutions, Inc.	Michigan
Aeroflex Plainview, Inc.	Delaware
Aeroflex RAD, Inc.	New York
Aeroflex/Weinschel, Inc.	Michigan
Aeroflex Wichita, Inc.	Delaware
Aeroflex Bloomingdale, Inc.	New York
Aeroflex Acquisition One, Inc.	Delaware
Aeroflex Acquisition Two, Inc.	Delaware
Aeroflex Acquisition Three, Inc.	Delaware
AIF Corp.	Delaware
Comar Products Inc.	New Jersey
IFR Finance, Inc.	Kansas
IFR Systems, Inc.	Delaware
MCE Asia, Inc.	Michigan
Micrometrics, Inc.	New Hampshire
VI Technology, Inc. (dissolved by way of merger with and into Aeroflex Systems Group, Inc.)	Texas